UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-8

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

CHURCHILL DOWNS INCORPORATED

(Exact name of registrant as specified in its charter)

Kentucky	61-0156015
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

700 Central Avenue, Louisville, Kentucky 40208

(Address of Principal Executive Offices)	(Zip Code)

Churchill Downs Incorporated 2004 Restricted Stock Plan

(Full title of plan)

Thomas H. Meeker
President and Chief Executive Officer
Churchill Downs Incorporated
700 Central Avenue
Louisville, Kentucky 40208

(Name and address of agent for service)

(502) 636-4400

(Telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share [1]	Proposed Maximum Aggregate Offering Price [1]	Amount of Registration Fee [1]
Common Stock, no par value and associated Preferred Share Purchase Rights [2]	120,000 shares[3]	$36.79	$4,414,800	$472.38

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457. The maximum offering price per share is based on the average of the high and low sale price of the Common Stock as reported by the Nasdaq National Market on June 21, 2006, pursuant to Rule 457(h).

(2) The Preferred Share Purchase Rights, prior to the occurrence of certain events, are not evidenced separately from the Common Stock.

(3) The Registrant also registers hereby such indeterminate number of additional shares as may be required to cover antidilutive adjustments under the Churchill Downs Incorporated 2004 Restricted Stock Plan.

Exhibit Index on Page 7.

The 120,000 shares of Common Stock being registered pursuant to this registration statement (the "Registration Statement") are additional securities of the same class as other securities for which registration statement No. 333-116734 on Form S-8 was filed with the Securities and Exchange Commission (the "Commission") on June 22, 2004. Pursuant to General Instruction E to Form S-8, the contents of such earlier registration statement are incorporated by reference into this Registration Statement, except that the provisions contained in Part II of such earlier registration statement are modified as set forth in this Registration Statement.

On March 9, 2006, the Registrant's Board of Directors adopted a proposal to amend the 2004 Restricted Stock Plan (as amended, "Plan") to increase the aggregate number of shares of Common Stock available for issuance thereunder by 120,000 shares, which was approved by shareholders at the Annual Meeting of Shareholders on June 15, 2006. Accordingly, this Registration Statement is being filed to register the 120,000 additional shares of Common Stock.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The Registrant hereby incorporates the following documents in this Registration Statement:

(a)   The Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and the portions of the Registrant's Proxy Statement for the 2006 Annual Shareholders' Meeting incorporated by reference therein.

(b)   Report on Form 10-Q for the fiscal quarter ended March 31, 2006.

(c)   The Registrant's Current Reports on Form 8-K filed January 5, 2006, March 10, 2006, April 3, 2006, June 8, 2006 and June 21, 2006.

(d)   The description of the Registrant's common stock, no par value (the "Common Stock"), which is contained in the Registrant's Current Report on Form 8-K filed December 14, 1998 and the Registrant's Current Report on Form 8-K filed July 29, 2005, pursuant to Section 13 of the Securities Exchange Act of 1934, and any amendment or report filed for the purpose of updating such description.

(e)   The description of the Registrant's Preferred Share Purchase Rights contained in the Registrant's Registration Statement on Form 8-A filed March 20, 1998, pursuant to Section 12 (g) of the 1934 Act, as amended on Form 8-A/A filed June 30, 2000 and as amended on Form 8-A/A filed September 14, 2000.

All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all of the shares of the Common Stock offered have been sold or which deregisters all of the shares of Common Stock then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

Item 6. Indemnification of Directors and Officers.

Article XI of the Registrant's Amended and Restated Articles of Incorporation, as amended, limits the liability of directors of the Registrant pursuant to the Kentucky Business Corporation Act. Under this article, directors generally are personally liable to the Registrant or its shareholders for monetary damages only in transactions involving conflicts of interest or improper personal benefit for a director, intentional misconduct, violations of law, or unlawful distributions.

The Amended and Restated Bylaws of the Registrant require the Registrant to indemnify and hold harmless each director and officer and permit the Registrant to indemnify and hold harmless any other employee or agent of the Registrant who is, was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, against all liability and loss suffered and expenses (including any obligation to pay a judgment, settlement, penalty or fine) incurred by such person to the fullest extent permitted by law.

The Amended and Restated Bylaws of the Registrant further provide that the Registrant shall pay expenses (including attorneys' fees) incurred by an officer or director in defending any proceeding in advance of its final disposition, provided, however, that the payment of such expenses shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it shall ultimately be determined that the person is not entitled to be indemnified.

The circumstances under which Kentucky law requires or permits a corporation to indemnify its directors, officers, employees and/or agents are set forth at KRS 271B.8-500, et seq. Generally, under KRS 271B.8-500 et seq., a corporation may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if:

(1) he conducted himself in good faith; and

(2) he reasonably believed

   (a) in the case of conduct in his official capacity with the corporation, that his conduct was in its best interests; and

   (b) in all other cases, that his conduct was at least not opposed to its best interests.

(3) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

A corporation may not indemnify a director:

(1) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

(2) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

Indemnification permitted in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

In addition, the Registrant maintains directors' and officers' liability insurance covering certain liabilities which may be incurred by the directors and officers of the Registrant in connection with the performance of their duties.

Item 8. Exhibits.

The Exhibits listed on the Exhibit Index appearing on page 7 of this Registration Statement are hereby incorporated by reference.

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Louisville, Commonwealth of Kentucky, on the 15th day of June, 2006.

CHURCHILL DOWNS INCORPORATED

By:_/s/ Thomas H.Meeker_____
Thomas H. Meeker
President and Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas H. Meeker and Rebecca C. Reed, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution, for him and her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments and post-effective amendments to this Registration Statement, and to file the same with all exhibits thereto, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on the 15th day of June, 2006 in the capacities indicated.

/s/ Carl F. Pollard   Chairman of the Board (Director)
Carl F. Pollard

/s/ Thomas H. Meeker   President and Chief Executive Officer (Director and Principal Executive Officer)
Thomas H. Meeker

/s/ Michael E. Miller   Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
Michael E. Miller

5

/s/ Leonard S. Coleman, Jr.	Director
Leonard S. Coleman, Jr.	
/s/ Craig J. Duchossois	Director
Craig J. Duchossois	
/s/ Richard L. Duchossois	Director
Richard L. Duchossois	
/s/ Robert L. Fealy	Director
Robert L. Fealy	
/s/ J. David Grissom	Director
J. David Grissom	
/s/ Seth W. Hancock	Director
Seth W. Hancock	
/s/ Daniel P. Harrington	Director
Daniel P. Harrington	
/s/ G. Watts Humphrey, Jr.	Director
G. Watts Humphrey, Jr.	
/s/ Susan Elizabeth Packard	Director
Susan Elizabeth Packard	
/s/ Darrell R. Wells	Director
Darrell R. Wells	

Exhibit Number	Description of Exhibit	Page
4(a)	Amended and Restated Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed July 29, 2005) (Commission File No. 0-1469).	
4(b)	Amended and Restated Bylaws of the Registrant (incorporated herein by reference to Exhibit 3(b) to the Registrant's Report on Form 10-K for the year ended December 31, 2005) (Commission File No. 0-1469).	
4(c)	Specimen Stock Certificate (incorporated herein by reference to Exhibit 4(d) to the Registrant's Registration Statement on Form S-8, File No. 33-85012).	
4(d)	Rights Agreement dated as of March 19, 1998, between the Registrant and Fifth Third Bank as Rights Agent (incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on March 20, 1998, Exhibit 4.1 to the Registrant's Registration Statement on Form 8-A/A filed June 30, 2000 and Exhibit 4.1 to the Registrant's Registration Statement on Form 8-A/A filed September 14, 2000) (Commission File No. 0-1469).	
4(e)	2004 Restricted Stock Plan, as amended (incorporated herein by reference to Exhibit 10.1 to the Registrant's Report on Form 8-K filed June 21, 2006) (Commission File No. 0-1469).	
5	Opinion and Consent of Wyatt, Tarrant & Combs, LLP as to the legality of the shares being registered.	8
23(a)	Consent of Wyatt, Tarrant & Combs (contained in Exhibit 5).	
23(b)	Consent of PricewaterhouseCoopers LLP.	10
24	Power of Attorney (precedes signatures).	

Exhibit 5

[Wyatt, Tarrant & Combs, LLP letterhead]

June 23, 2006

Board of Directors
Churchill Downs Incorporated
700 Central Avenue
Louisville, Kentucky 40208

Ladies and Gentlemen:

We have acted as counsel to Churchill Downs Incorporated, a Kentucky corporation (the "Company"), in connection with the Registration Statement on Form S-8 (the "Registration Statement") being filed by the Company with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the "Act"), to register 120,000 shares (the "Shares") of the Company's common stock, no par value, issuable under the 2004 Restricted Stock Plan, as amended (the "Plan").

We have examined and are familiar with the Company, its organization and proceedings related thereto. We have also examined such other documents and procedures as we have considered necessary for the purpose of this opinion.

We have assumed, for purposes of this opinion, that the Shares will be validly authorized on the respective dates of issuance of the Shares under the Plan, and that, on the dates of issuance of the Shares under the Plan, the obligations of the Company under the Plan will constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms.

Based upon the foregoing and subject to the qualifications hereinafter set forth, we are of the opinion that the Shares are duly authorized and, when issued and sold in accordance with the Registration Statement, the prospectus delivered to participants in the Plan pursuant to the requirements of the Act, the pertinent provisions of any applicable state securities laws and the Plan, will be duly and validly issued, fully paid and nonassessable.

We express no opinion with respect to Shares issuable under the Plan which are purchased by the Company on the open market or in private transactions and are not original issuance shares.

We are members of the Bar of the Commonwealth of Kentucky and, accordingly, do not purport to be experts on or express any opinion herein concerning any law other than the laws of the Commonwealth of Kentucky, and the federal law of the United States.

Our opinion is directed to the Board of Directors of the Company and may not be relied upon by any persons other than said directors, recipients of the prospectus and participants in the Plan. We expressly disclaim any responsibility for advising you of any change hereafter occurring in circumstances touching or concerning the transaction which is the subject of this opinion, including any changes in the law or in factual matters occurring subsequent to the date of this opinion.

We hereby consent to the filing of this opinion, or copies thereof, as an Exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission thereunder.

Sincerely,

WYATT, TARRANT & COMBS, LLP

/s/ Wyatt, Tarrant & Combs, LLP

Exhibit 23(b)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 13, 2006 relating to the consolidated financial statements, financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Churchill Downs Incorporated, which appears in Churchill Downs Incorporated's Annual Report on Form 10-K for the year ended December 31, 2005.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Louisville, Kentucky
June 23, 2006